94

02049785

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Wingen Retail Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 12 2002
THOMSON FINANCIAL

FILE NO. 82- 1173 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

Building Communities



Annual Report 2002

winzen

Corporate Focus

WINZEN International Inc. ("Winzen" or the "Company") is a diversified real estate business engaged in development, investment, property management and brokerage. The Company develops residential properties, and owns and manages a portfolio of properties in the Greater Toronto Area. Winzen owns two residential apartment buildings containing 189 units; 44,500 square feet of commercial/industrial space; 18 condominium units; and development land. The Company provides real estate management services and develops residential properties for sale.

The Company's objective is to increase low-rise residential construction and to realize superior financial returns for its shareholders by enhancing the value of its real estate and by making opportunistic investment in new assets and development properties.

1 Financial Highlights
2 Report to Shareholders
4 Management Discussion and Analysis
7 Company History
8 Company Operations
9 Real Estate Investments
15 Liquidity and Capital Resources
16 Risk Management
18 Management's Report
18 Auditor's Report
19 Consolidated Financial Statements
22 Notes To Financial Statements
32 Winzen's Property Portfolio

Financial Highlights

The following table and graphs present summary financial information for WINZEN for the years ended March 31, 2002 and March 31, 2001.

	Year Ended 2002		Year Ended 2001	
Total Revenue	$	14,279,450	$	9,962,842
Operating Income	$	1,317,934	$	1,014,039
Net Income	$	441,991	$	206,207
Net Gain Per Share	$	0.05	$	0.02



($'s in millions)
17.7
19.7
17.8
2000
2001
2002
Total Assets
($'s in millions)
3.08
9.96
14.28
2000
2001
2002
Total Revenue
($'s in thousands)
182
1,014
1,318
2000
2001
2002
Operating Income

Report to Shareholders

Dear Fellow Shareholders:

We are pleased to present the Company's results of the year ended March 31, 2002. It has been a tremendous year for Winzen. It is the sixth straight year of profit before depreciation and a year that saw total revenue increase 43% over the prior year to $14.3 million and operating income increase 30% to over $1.3 million.

We achieved our primary objective to successfully increase residential development. The 60-unit Silver Creek project was completed by the end of October 2001 and the closing of 58 sold units occurred by the year-end. In addition, ten homes in the Manors of Everett and four units in the Grande Regency were sold. The Westway apartment building



continued to provide increasing revenue. In September 2001, a nine percent above guideline rent increase was approved at this building. In general, operating results from the apartment investments were impacted by higher gas costs and significant repair and upgrade costs in the year. Revenue continued to increase at 144 Kennedy Road South in Brampton from built-in lease escalations. We are driven by creating value for our shareholders by achieving higher returns on equity and managing the risk to our capital. To meet this objective, the Maple Avenue property was sold for $1.2 million and it closed subsequent to the year-end, on June 28, 2002. Future sales of the 18 remaining rented Grande Regency condominium units will also allow capital from these units to be reinvested in development for higher returns.

Construction of the 68-unit project – Sheldon Point by the Creek – is expected to be completed by December 2002, and units are expected to sell and close by March 2003. Sales of single-family homes in the Manors of Everett project and sales of condominium units in the Grande Regency should be completed over the next two years, with revenue realized from sales in each of the two years. Therefore, it is anticipated that both revenue and operating income will be significantly higher next year.

We continue to build on the solid asset base of core property holdings and steady cash flow established in the last few years. We have signed an agreement to purchase an 80-unit townhouse site closing on July 31, 2002, located in Cambridge, Ontario and expect to start developing it by spring 2003. We are focused on our strategy of continuing to increase our level of development activity of small residential development projects. We are confident of the ongoing economic strength in the markets we operate in for future sales. We are changing our name to **WINZEN PROPERTIES INC.** to better reflect the Company's activities. With our prudent management and sound financial condition, we expect that the Company will continue to achieve significant growth. Going forward, our priority is to add to our investment portfolio to balance our development activities whenever an opportunity to acquire a property for value enhancement arises.



The significant achievements of the past year would not have been possible without the dedication of our employees and the support of our building trades. On behalf of the Management and the Board of Directors, we would like to thank them for their continued support.

Sincerely,
July 16, 2002

Victor Zenkovich	**Brian Zenkovich, C.A.**	**Raymond Zenkovich**
Chairman	Chief Executive Officer	Chief Operating Officer

Management Discussion and Analysis

Company Highlights for the Fiscal Year Ending March 31, 2002

Overview

- The Company increased real estate sales revenue to $11.4 million compared to $7.2 million in 2001.
- Winzen improved operating income to $1,317,934, compared with $1,014,039 in 2001.
- Winzen increased investment property gross income by $230,106 to $2,626,277.

Real Estate Sales

- **Silver Creek** contributed significantly to revenue, with just under $10 million dollars in sales for the total project, and a net income of over $1.37 million. Fifty-eight out of sixty units were sold and closed before year-end
- The Company sold and closed ten units in the **Manors of Everett** project in the year.
- The Company sold four of the **Grande Regency** units during the year, for total revenue of $586,250.

Property Development

- At the **Sheldon Point by the Creek** townhouse project, site servicing was nearly completed at year-end with total costs of $2 million in place. Servicing for the project began in December 2001 and a model home was constructed to assist sales.
- The Company completed servicing of the 47 lots in **Everett**. The cost of the 37 unsold lots remains on the books.

Rental Properties

- The **Kennedy Road** property net revenue increased by 10.5% in the year to $279,745. There was no change in tenants during the year and no vacancies. Market rents remain higher for both the retail and industrial space, supporting continued revenue growth through rent escalations.
- The **Westway** property was improved during the year with the roof replacement at an expense of $98,000. Rental income of $1.09 million in 2002 was 5.8% higher than in 2001. A total of 31 units turned over during the year. Higher market rents continued to be achieved on turnover.
- At the **837 Queenston Road** property, gross income increased to $693,450. Net operating income decreased due to higher utility costs for gas and increased repairs and maintenance.

Management Discussion and Analysis

Company Outlook for Fiscal Period Ending March 31, 2003

Overview

Winzen expects its cash flow from operations to continue to increase in the next year as a result of the growth in the Company's home-building business and residential and commercial rental revenue increases, while internally generating opportunities to increase the performance of its portfolio. Management has a high level of confidence in reporting continued earnings growth in 2003.

Outlook

- The **Sheldon Point by the Creek** project will contribute significantly to revenue, with just under $13 million dollars in sales revenue for the total project, and an expected net income of $1.5 million in 2003. It is expected



  that the majority of units will be sold before year-end. There are currently forty sales. Sales of freeholds are expected to start closing in the third quarter.
- It is expected that the Company will complete the sale of 20 units in **Everett** by March 31, 2003. The Company will continue to build homes as they are sold and expects that the project will be sold out by spring of 2003. There continues to be a strong demand and limited supply for this type of residence in the Alliston area. There were fifteen sales at the time of the report. The Company is actively seeking to acquire another property to continue to develop in the area.
- The Company will continue to sell the remaining 18 units in the **Grande Regency** as leases expire. It is expected that the majority of the units will be sold this year due to the high demand in the real estate market. There were twelve sales completed at the time of the report.

Management Discussion and Analysis

- The Company closed the sale of the **Maple Avenue** property on June 28, 2002 for a one million dollar profit over book value. Cash proceeds of $1.2 million were received and will be utilized to acquire new development sites for townhomes and homes.
- Revenue from rental properties will continue to increase in 2003 from normal course increases, adding continued growth to the Company's earnings. The Company will follow the practice of incurring a high level of repair and upgrade costs, reducing current earnings but increasing the long-term revenue and profit potential for these properties.
- In April 2002, the Company signed an agreement of purchase and sale to acquire an 80-unit townhouse site in Cambridge, Ontario. The closing is scheduled for July 31, 2002. It is expected that marketing will start later this



year and construction will start in the spring of 2003.

- The Company is actively seeking to acquire another townhouse site in Burlington to follow the completion of the **Sheldon Point** project. Construction on a new acquisition would be expected to start in the spring of 2003.
- The Company is also reviewing investment real estate properties on an ongoing basis to add to the Company's portfolio. The Company seeks to acquire properties that can be better managed and improved to achieve higher revenue growth and returns.

Company History

Winzen has, at various times, maintained a sales office in Munich, Germany and Hong Kong to assist its brokerage business. As a result of sales to foreign investors, the Company developed a significant property management business.

With increased earnings in the 1970's, the Company participated on an investment basis as a joint venture partner in development projects. In the early 1980's, as the lead partner, the Company acquired over two hundred existing condo units, which were upgraded and resold to foreign investors. In the late 1980's, the Company entered the development business after successfully re-zoning its Burlington property on Maple Avenue. During this period, the Company constructed 525 units in two high-rise condo projects – The Grande Regency and The Palace – and a 65-unit townhouse development – Maple Crossing. A 10,000 square foot plaza was also built and sold on this property.

Winzen began operations as a real estate brokerage company in 1960. The Company started from a two-man partnership focusing on the niche market of selling commercial properties in Southern Ontario to overseas investors.

In the early 1990's, the Company survived a significant downturn in the Southern Ontario real estate market. It continued to sell its inventory of rented condominium units and restructured its debt. Winzen was able to take advantage of low long-term interest rates, and significantly reduced its debt charges. By the second half of the 1990's, Winzen had sold the majority of its rented condominium units and received an insurance settlement of $800,000 to provide significant working capital for future projects.

In the late 1990's, Winzen acquired the land for the Manors of King's Forest project and the land in Everett. The Kennedy Road and The Westway rental properties, along with Winzen's head office at 30 Algie Avenue, were also acquired in this period. The Company achieved its goal of diversifying its capital for investment and development properties as the 1990's closed out, thereby achieving a balance of stable income and growth opportunities through developments.

From its inception, Winzen has evolved from a brokerage business into a diversified real estate company engaged in development, property investment, property management and brokerage.

Company Operations

Winzen is a holding company, which, through its subsidiaries, carries on the business of development alone or through joint venture with others and acquires and holds real estate for investment or development.

The primary subsidiaries are Winzen Corporation Limited, which holds the majority of the Company's real estate assets and Winzen Real Estate Limited, which is the operating company for fee-generated income from management and commission services.

Development

The Company participated as an investment partner in a number of construction projects throughout the greater Metropolitan Toronto area in the 1970's. In the late 1980's, it began to develop on its own.

The Company has a sixteen-year history in developing residential properties in the Burlington area. One small commercial property was also built in this period. The Company's two officers have the experience and expertise to direct the Company in its development activities. Acting as the general contractor, the Company contracts the trades necessary on a project basis, along with internal staff. The focus will continue to be on smaller residential projects that offer a good profit margin and a shorter turnaround time, while diversifying the risk.

Property Management

The Company has a long history of managing commercial, industrial and residential properties for others for a fee. In addition to the monthly management fee, the Company earns fee income from arranging mortgage financing and commission income for securing a tenant for the owner. This has provided the Company with a stable source of income. In addition, managing different types of properties in different locations has enabled the Company to keep abreast of current developments in different real estate markets. It is expected the management fee revenue will decrease as the Company focuses on acquiring and developing its own properties.

Brokerage

The Company acts as a broker for itself and its existing clients in the purchase and sale of properties. Two officers of the Company are real estate brokers. In the current real estate market, the earning of commissions is more difficult as the listing brokers are co-operating less in the sale of high quality investment properties due to a shortage of supply. Winzen does not actively pursue the listing of properties for sale. The Company lists individual condominium units for sale for itself and its management clients on an ongoing basis. Winzen is actively working to find for itself suitable properties for investment.

Real Estate Investments

Winzen's real estate assets are divided into three groups: condominium units, development properties and investment properties.

Condominium Units

(Units currently rented and available for sale – remaining units built by the Company)

The Grande Regency, Burlington

At the Company's year-end on March 31, 2002, eighteen units were owned in this condominium building.



The aggregate listed market sale price for these eighteen units was $2.8 million.

Winzen continues to market the units for sale on MLS based on the availability as leases reach their expiry. The Company maintains a policy of renting the units if no sale is achieved by the renewal date to ensure rental income is maintained. The Company expects all units to be sold within two years. Twelve units were sold subsequent to the year-end at the time of this report. The Company expects strong sales to continue under current market conditions.

The Company has mortgages on these units in the amount of $1.52 million. The mortgages are renewed on an open short-term basis to facilitate future sales.

Winzen owns an additional 35 parking spots in the building. Parking spots are rented month to month for fifty dollars a month. Currently, fifty percent of these spots are rented for an annual income of $15,000. The only expense of these spots is a nominal property tax. The Company sells the parking spots to new owners in the complex, when requested, for $5,000 per parking spot or with the sale of a unit. These spots have no cost value in the Company's statements.

Real Estate Investments

Development Properties

(Properties in the process of being improved through construction or planning and utilized for future sales)

Sheldon Point by the Creek, Burlington

This property was acquired in May of 2001 for $1.6 million to build 68 townhomes. The Company, together with its architect, developed a site plan that was approved by the City of Burlington to allow 8 freehold semis, 11 freehold townhomes, a 35-unit townhome condominium and a 14-unit townhome condominium. Servicing started in November 2001 and a model was built for sales purposes. Marketing started in January 2002 and currently there are 40 sales. In May, construction financing for the project was arranged with the Royal Bank. Construction



Sheldon Point by the Creek, Burlington   Silver Creek, Burlington

started subsequent to the year-end. Total costs incurred inclusive of the land at March 31, 2002 were $2.07 million.

Silver Creek, Burlington

In September 2000, the Company acquired this 60-unit townhouse site. The project was completed in October 2001 and the majority of sales closed in December 2001. As at year-end, two units remained on the books at $290,000. Both units closed subsequent to year-end.

Real Estate Investments

Part of Lot 11, Concession 5, Everett

The Everett property was acquired in October 1997 for $275,000. The Company has a 50% interest in the property. The property is approximately 70 acres and is partially located in the town of Everett and zoned hamlet residential.

Everett is a small town just west of Alliston, one hour north of Toronto. Driving distance to the western border of Alliston is approximately seven minutes. Alliston is experiencing solid growth due to the trend of strong growth north of Toronto and the influence of the Honda plant on the local economy.

Servicing started on part of the property at the end of last year, for 47 homes, and was completed in the spring of 2001. During the course of the year, ten sales were closed. Currently, 15 homes that have been pre-sold are under construction. It is expected that a sellout will occur within a 12-month period from the time of this report.



Part of Lot 11, Concession 5, Everett

The value of the undeveloped remaining land, of approximately 30 acres, would increase significantly with the approval of a communal septic system by the various governmental agencies, allowing a second phase of 50 to 80 lots to proceed. The Company has hired consultants to obtain residential zoning for the balance of the land. It is expected that the process would take two years with no guarantee of a favourable outcome.

551 Maple Avenue, Burlington

The property is zoned for a 10-storey, 100-unit high-rise and is located two blocks north of Lakeshore Road and Spencer Park. It is near the hospital and close to Burlington's downtown, which is just east of the property. It is immediately west of the two existing high-rise condos built by Winzen. The book value is $112,450. The Company sold the property for $1.2 million, and this transaction closed subsequent to the year-end on June 28, 2002. The proceeds from this sale will be used for future townhouse developments.

Real Estate Investments

Longueuil, Quebec

The property in Longueuil consists of residential single-family home lots that were zoned in the mid 1970's. The property was formerly in St. Hubert prior to the amalgamation of the Montreal South Shore communities. In 1978, the government of Quebec declared an Agricultural Protection Zone along the St. Lawrence River and the property fell within this zone. The property is located on the south shore of the Montreal urban area. The city of Longueuil is connected by subway to downtown Montreal. The federal government opened a space agency in St. Hubert adjacent to the St. Hubert Military Airport that has stimulated economic activity in recent years.

Currently, farmers are leasing the property for the amount charged in property taxes for which they receive a tax rebate from the provincial government. The Company is exploring opportunities to apply for a zoning exemption from Quebec sources through Quebec contacts. The Company believes Longueuil will be better able to facilitate future expansion from Montreal for future residential or industrial demand for the property. It is uncertain when a zoning exception may be possible to achieve based on future economic demand in the area.

Investment Properties

(Properties being held by the Company for income and long-term appreciation)

The following graphs present average actual and market net rents as at March 31,2002.



10
8
6
4
2
0
(per unit)
$795
$873
Actual Mthly Rent
Market Mthly Rent
416 The Westway, Etobicoke



10
8
6
4
2
0
(per unit)
$656
$681
Actual Mthly Rent
Market Mthly Rent
837 Queenston Rd., Stoney Creek



10
8
6
4
2
0
(per square foot)
$6.12
$8.7
Actual Net Rent
Market Net Rent
144 Kennedy Rd., Brampton

416 The Westway, Etobicoke

The apartment building at 416 The Westway was acquired in February 1999 and closed on July 8, 1999. The price was $52,750 per suite for a total of $5.38 million. There is a first mortgage on the property in the amount of $4.4 million, at the rate of 6.65%, maturing August 1, 2009. The property is a nine-storey high-rise containing 102 units. There are 35 one-bedroom apartments, 52 two-bedroom apartments and 15 three-bedroom apartments.

The property had gross rental and laundry revenue of $1.09 million for 2002. The Company anticipates a steady annual increase to net earnings from ongoing revenue increases, market rents achieved on turnover and well-managed costs. The rent increase for the 2002 calendar year will be 3.9%, as allowed by the provincial government.

Real Estate Investments

837 Queenston Road, Stoney Creek

The apartment building at 837 Queenston Road was acquired in 1988 for a price of $27,000 per suite for a total of $2,349,000. The property is a nine storey high-rise containing 87 units. The Company has a CMHC insured mortgage at 6.4% for $2.37 million on the property due September 1, 2018.

The property is located in Stoney Creek, just east of Hamilton near the intersection of Queenston Road and Centennial Parkway. This is a busy intersection with good local transportation and numerous retail plazas. Vacancies have historically been low during ownership of the property in past years. This year, higher than normal vacancies occurred at the end of fiscal year due to increased move-outs during the slower seasonal winter period for renting.

The Company, shortly after its acquisition, cladded the building in metal siding to remedy a brick deterioration problem. Insulation under the siding was installed during this renovation. Since then, the Company has repaired the underground parking garage, the plumbing risers were replaced, and fire retrofit work was completed. In 1999, common areas were re-painted and new carpet was installed. In addition, the roof was replaced, and the balconies and underground garage were repaired to date.

The property generated gross rental and laundry revenue of $693,450 for the year ended March 31, 2002. The operating expenses for the building were higher than the prior year in the amount of $431,457. The cash flow decreased due to higher utility costs and increased repairs and maintenance.

144 Kennedy Road South, Brampton

On June 18, 1998, the Company purchased the above property for the price of $1,625,000. The property consists of 2.32 acres, improved with two buildings of similar size, totaling approximately 41,000 square feet. The front building has commercial tenants and the back building has light industrial use tenants.

The property is located on the east side of Kennedy Road, north of Steeles Avenue. The west side of Kennedy has residential high-rise buildings. There are numerous similar small plazas north and south of the property on the east side, with some remaining industrial use properties. Kennedy is a major arterial road running north and south between Hwy 410 and Hwy 10 with excellent traffic flow during the day.

The buildings were constructed in the 1970's and the property was dated and poorly maintained. The installation of a new modern façade on the front building consisting of new windows and a stucco bulkhead was completed in 2000. A uniform sign policy was implemented to enhance the image of the retail stores. The rear parking area was re-paved in the fall of 1999. The Company has spent over $300,000 on improvements in order to increase net income. There was a significant increase in net operating income due to lower renovating expenses.

There was less turnover requiring leases to be renewed or entered into in the period. With built-in lease escalations and re-leasing, the Company expects net operating income before debt service to exceed $300,000 next year. Market rents in the front building are now approximately $11.50 per square foot, with $5.50 per square foot in the rear industrial building. The demand for space continues to be strong in the Brampton area, with low vacancy expected in future years. Properties of this type would sell at a ten percent capitalization rate.

Real Estate Investments

303 King Street West, Toronto

The property is located on a busy restaurant block on the south side of King Street and west of John Street. The area is very active with new residential developments and increased commercial activity. This area is being revitalized with new condominiums and loft conversions occurring to the west of the property. The area is referred to as the "Entertainment District" and is a major attraction for tourists and local residents.

The building is three storeys high, with a restaurant operated out of the main floor of 2,400 square feet. The restaurant also uses the 1,000 sq.ft. basement for preparation, storage and washrooms and has a rooftop patio of 50 seats over a one-storey addition at the back of the property. The second and third floors are approximately 2000 square feet in total and are used for offices.

The current tenant leases the entire property at a net rent of $100,000 per annum. The property has a first mortgage with a private lender, ending July 2002, at a rate of eight percent. This mortgage was extended for one year subsequent to the year-end. Based on a capitalization rate of seven percent, this building would have a value of $1.4 million. The Company has a 50% interest in this property.

30 Algie Avenue, Etobicoke

This 3,500 square foot industrial building was acquired for the head office of the Company in October 1997 for a price of $318,000. The Company has a private first mortgage on the property for $200,658 until November 2003 at eight percent.

The property is located south of the Queensway near Kipling and just east of Hwy 427, near Toronto Airport. It is an area of industrial buildings with some residential properties still remaining on the street. Queensway has had significant improvement in the last three years as larger retail redevelopment has taken place, therefore decreasing industrial uses. Ikea opened their largest store in Canada, in the fall of 2001, on a 15-acre site bordering Algie Avenue immediately to the east. The location is ideal for the Company as it is within easy access to its development and management properties in the west-end of the city, as well as quick access to Burlington, downtown Toronto and the airport.

The market value of the property is likely higher than the value of the investment due to improvements in the area. The property does offer a substantial saving over office space for rent in the area of a similar quality. Office rents have steadily increased to $12 to $15 net per square foot in the area, approaching $30 on a gross basis. The Company does not intend to sell until the property no longer can fulfill its operating requirements.

Liquidity and Capital Resources

The Company's capital structure is summarized as follows:

Capital Structure

		2002	%		2001	%
Mortgage & other borrowings	$	**14,687,743**	**83**	$	17,097,027	87
Shareholders' Equity	$	**3,072,171**	**17**	$	2,630,180	13
	$	**17,759,914**	**100**	$	19,727,207	100

Mortgage and Other Borrowings

Mortgages payable and other borrowings generally represent property specific debt where recourse is limited to the underlying asset. In addition, certain mortgages and other borrowings are secured by the covenant of the Company and its officers.

Credit Facilities

The Company has $650,000 of short-term operating lines of credit available to meet short-term operating liquidity requirements. In addition, facilities are in place permitting the Company to issue letters of credit.

Shareholders' Equity

The Company is capitalized with a debt to capitalization ratio of 83%. This ratio is high due to debt being raised on the market values of assets and assets recorded at depreciated historical costs.

Dividends

The Company's current intention is to retain the balance of earnings for development or investment properties. As a result, it is not expected that dividends will be paid on common shares into the foreseeable future.

Liquidity

For the year ended March 31, 2002, net cash flow generated from operations totaled $2.8 million. By increasing mortgages payable, the Company will reduce its overall cost of capital and maximize returns earned by the common shareholders, while continuing to maintain a leveraged balance sheet. The Company has sufficient sources of liquidity in the next twelve months to fund planned capital expenditures and tenant improvements as well as to service its debt.

Risk Management

The Company is exposed to a number of risks in the normal course of its business operations.

Industry and Market Risk

The Company, as an owner of residential and commercial properties, faces risks associated with the real estate industry. Risk factors include general and local economic conditions, the financial condition of potential purchasers, the financial condition of tenants, trends in the retail industry, the ability to lease space, the ability to secure economic net rents, the availability and cost of financing and environmental risks. Risk inherent in the portfolio is mitigated by focusing investment efforts in properties located in the Greater Toronto Area where management has knowledge and expertise and by diversifying investments in properties to reduce renting and economic risks. The Company manages the risk arising from lease maturities by managing lease terms for low exposure in any single year. The Company also ensures that it has minimal exposure to any single tenant and thus is not dependent on the operating performance of any one tenant.

Acquisition and Development Risk

The Company will focus on the acquisition of residential development properties in markets in the Greater Toronto Area or investment properties that provide value enhancement opportunities. Such acquisitions will be completed only if the returns add net asset value to the Company. The risk of not achieving expected returns following acquisitions is mitigated by a comprehensive due diligence program prior to commitment. The Company's development projects have historically focused on the development of mid-market residential properties. Residential construction will only be undertaken where there are pre-sales at levels which enable construction financing to be put in place. Servicing may be started on properties using available funds where the Company believes pre-sales are highly likely or at levels close to enable construction financing to be put in place. Risks associated with these projects are managed by aggressively negotiating and monitoring construction contracts and ensuring purchase credit risk is minimized.

Environmental Risk

The Company has policies and procedures in place to help minimize losses arising from potential environmental exposure. The Company exercises high standards of due diligence when acquiring properties. To the best of management's knowledge, the Company's owned properties are free from material environmental risks.

Audited Financial Statements for the Year Ended March 31, 2002

Management's Report

The accompanying consolidated financial statements of Winzen International Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and contain estimates based on management's judgement. Management maintains a system of internal controls adequate to provide reasonable assurance that transactions are authorized, assets are safeguarded and proper records are maintained.

The Audit Committee is composed of three members, the majority of which are outside directors. The Audit Committee meets with management and the Company's auditors, Moore Stephens Cooper Molyneux LLP, to review the financial statements before they are presented to the Board of Directors for approval.

Moore Stephens Cooper Molyneux LLP have examined these consolidated financial statements and their report follows.

Chairman

Chief Operating Officer

Auditors' Report

To the Shareholders of Winzen International Inc.

We have audited the consolidated balance sheets of Winzen International Inc. as at March 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with generally accepted accounting principles in Canada.

Moore Stephens Cooper Molyneux LLP

Chartered Accountants

Toronto, Ontario

June 14, 2002

Consolidated Balance Sheets

March 31, 2002 and 2001

	2002	2001
Assets		
Rental properties (note 2)	**$ 11,738,725**	$ 12,631,255
Properties held for development and resale (note 3)	**3,311,468**	4,519,732
Investment in Ville de Longueuil properties (note 4)	**414,659**	414,659
Cash	**17,065**	–
Marketable securities	**631,064**	109,312
Receivables and other assets (note 5)	**1,646,933**	2,000,116
Goodwill	**–**	52,133
	$ 17,759,914	$ 19,727,207
Liabilities		
Property financing (note 6)	**$ 12,296,043**	$ 11,648,043
Construction financing (note 7)	**188,774**	2,425,230
Bank indebtedness (note 8)	**–**	729,591
Accounts payable and accrued liabilities	**974,063**	930,952
Loans payable (note 9)	**546,717**	883,211
Future income taxes	**676,000**	480,000
Income taxes payable	**6,146**	–
	14,687,743	17,097,027
Shareholders' equity		
Share capital (note 10)	**2,227,454**	2,227,454
Retained earnings	**844,717**	402,726
	3,072,171	2,630,180
	$ 17,759,914	$ 19,727,207

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Director

Director

Consolidated Statements of Operations and Retained Earnings

For the Years Ended March 31, 2002 and 2001

	2002	2001
Revenue		
Real estate sales	**$ 11,368,504**	$ 7,181,174
Rental operations (note 2)	**2,626,277**	2,396,171
Property management	**111,621**	227,310
Interest and other	**165,313**	137,050
Commission	**7,735**	21,137
	14,279,450	9,962,842
Expenses		
Cost of real estate sales	**9,437,721**	5,914,653
Rental operations (note 2)	**2,241,198**	2,089,113
Administrative and general (note 11)	**862,214**	656,451
Selling and operating	**292,107**	152,345
Other interest	**128,276**	136,241
	12,961,516	8,948,803
Operating income	**1,317,934**	1,014,039
Amortization of rental properties and other capital assets	**(484,461)**	(490,140)
Amortization of goodwill	**(52,133)**	(53,000)
Amortization of financing fee	**(65,535)**	(69,536)
Loss on marketable securities	**(56,668)**	(179,256)
Income before income taxes	**659,137**	222,107
Provision for large corporations tax	**15,000**	–
Provision for current income taxes	**6,146**	-
Provision for future income taxes	**196,000**	15,900
Provision for income taxes (note 12)	**217,146**	15,900
Net income for the years	**441,991**	206,207
Retained earnings, beginning of years	**402,726**	196,519
Retained earnings, end of years	**$ 844,717**	$ 402,726
Net income per share	**$ 0.05**	$ 0.02
Common shares outstanding	**9,644,100**	9,644,100

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2002 and 2001

	2002	2001
Cash flow from operating activities		
Net Income	**$ 391,991**	$ 206,207
Items not affecting cash:		
Future income taxes	**246,000**	15,900
Amortization of rental properties	**484,461**	490,140
Amortization of goodwill	**52,133**	53,000
Amortization of financing fees	**65,535**	69,536
Write-down of marketable securities	**56,668**	179,256
Write-down of other assets	**33,950**	–
Funds from operations	**1,330,738**	1,014,039
Change in non-cash operating working capital items		
Accounts receivable	**66,826**	(4,987)
Other assets	**181,155**	(214,684)
Recovery of costs from sale of properties held for development and resale	**9,026,749**	4,435,722
Additions to properties held for development and resale	**(7,818,485)**	(4,748,669)
Income taxes payable	**6,146**	–
Accounts payable	**43,111**	(48,861)
	1,505,502	(581,479)
	2,836,240	432,560
Cash flow from investing activities		
Recovery of book value from sale of rental properties	**408,880**	1,469,867
Additions to rental properties	**(30,720)**	(2,842,903)
Issue of mortgages receivable	**(23,500)**	(827,000)
Repayment of mortgages receivable	**7,126**	20,033
Investment in marketable securities	**(578,420)**	(73,765)
	(216,634)	(2,253,768)
Cash flow from financing activities		
Financing fees paid	**(8,000)**	(5,000)
Proceeds from new property financing	**1,490,000**	2,477,832
Repayment of property financing	**(842,000)**	(833,034)
Repayment of construction financing	**(2,236,456)**	(441,744)
Loans to officers	**60,000**	(60,000)
Proceeds from loans payable	**-**	308,560
Repayment of loans payable	**(336,494)**	(3,000)
Proceeds from issue of common shares	**-**	120,000
Decrease in bank indebtedness	**(607,000)**	227,000
	(2,479,950)	1,790,614
Increase (decrease) in cash	**139,656**	(30,594)
(Bank overdraft), beginning of years	**(122,591)**	(91,997)
Cash (bank overdraft), end of years	**$ 17,065**	$ (122,591)
Funds from operations per share	**$ 0.14**	$ 0.11

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

1. Significant Accounting Policies

Basis of Presentation

These financial statements include the consolidated accounts of Winzen International Inc. ("the Company") and all its subsidiary companies, except Winzen Land Corporation Limited (see note 4) and are prepared in conformity with Canadian generally accepted accounting principles and are substantially in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC").

The Company has adopted a new CIPPREC standard that requires the use of funds from operations calculation, versus traditional cash flows from operations calculation. The Company now calculates funds from operations per share instead of cash flows per share.

All the subsidiary companies are wholly-owned, except for a minority interest consisting of 2,050 Class B preference shares of the outstanding capital stock of Winzen Real Estate Limited.

Income Recognition

Revenue from rental properties is recognized when the Company takes possession and has assumed the benefits and risk of ownership of the properties. Rental revenue includes rents, parking and other revenue.

Revenue on properties held for development and resale is recognized on the closing date of a sale when all conditions of the purchase agreement have been met, the purchaser has taken possession and there is reasonable assurance to collect the outstanding amount.

Marketable Securities

Marketable securities, made up of investments in mutual funds and public company shares, are carried at the lower of cost or market value. As at March 31, 2002 and 2001 the cost of these investments exceeded their fair market values and accordingly these assets have been written down to market.

Rental Properties

Rental properties are recorded at the lower of cost less accumulated amortization and the net recoverable amount of the assets. (Legal title to certain rental properties are in the names of wholly-owned subsidiaries of the Company, acting as trustees.) Cost includes all amounts that relate to the acquisition and improvement of properties. Net recoverable amount represents the estimated net undiscounted future cash flows from ongoing use and the residual value of the property. Amortization is provided as follows:

Buildings	Various rates between 2.5% and 5% declining balance
Other capital assets	Various rates between 20% and 30% declining balance

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

1. Significant Accounting Policies - continued

Properties Held for Development and Resale

Properties held for development and resale are recorded at the lower of cost and net realizable value. Cost includes all direct development costs, property taxes, finance costs, applicable administration costs and miscellaneous revenue earned during development.

Future Income Taxes

The Company has adopted the asset/liability method of accounting for future income taxes, whereby future income tax liabilities are determined by applying the income tax rate at the end of the year to temporary differences between the accounting and tax bases of the Company's assets and liabilities.

Goodwill

Goodwill is recorded at cost, representing the excess of purchase price over the fair value of the net assets of companies acquired, and is amortized on the straight-line basis over 15 years. Goodwill has been fully amortized as at March 31, 2002.

Equity in Joint Ventures

As a participant in joint ventures, the Company is jointly and severally liable for the liabilities of the joint ventures. However, the Company has recourse to all the assets of the joint ventures to the extent it is called upon for more than its proportionate interest. The Company does not account for its joint venture interest in Sonva Developments using the proportionate consolidation basis (see note 4).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts from prior years have been reclassified to conform to the current year's financial statement presentation.

Income per Share

Net income per share has been calculated based on the weighted average number of common shares outstanding during the year. Fully diluted net income per share information has not been provided as the Company has no dilutive instruments outstanding for the years ended March 31, 2002 and 2001.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

2. Rental Properties

Net Book Value

2002	416 The Westway	837 Queenston Rd.	144 Kennedy Rd.	Other Properties	Total
Cost	**$ 5,565,304**	**$ 3,733,717**	**$ 1,891,032**	**$ 3,058,533**	**$ 14,248,586**
Accumulated amortization	**(559,751)**	**(1,388,313)**	**(236,984)**	**(324,813)**	**(2,509,861)**
	$ 5,005,553	**$ 2,345,404**	**$ 1,654,048**	**$ 2,733,720**	**$ 11,738,725**
2001					
Cost	$ 5,593,800	$ 3,727,547	$ 1,891,032	$ 3,483,138	$ 14,695,517
Accumulated amortization	(379,324)	(1,292,331)	(168,065)	(224,542)	(2,064,262)
	$ 5,214,476	$ 2,435,216	$ 1,722,967	$ 3,258,596	$ 12,631,255

Operating Results

2002					
Gross income	**$ 1,087,807**	**$ 693,450**	**$ 418,994**	**$ 426,026**	**$ 2,626,277**
Expenses					
Administrative	**47,066**	**64,004**	**19,475**	**10,354**	**140,899**
Utilities	**267,259**	**134,389**	**24,888**	**181**	**426,717**
Repairs and maintenance	**189,911**	**87,041**	**11,155**	**110,607**	**398,714**
Property taxes	**212,911**	**146,023**	**79,452**	**108,065**	**546,451**
Mortgage interest	**287,356**	**151,092**	**122,795**	**167,174**	**728,417**
	1,004,503	**582,549**	**257,765**	**396,381**	**2,241,198**
Operating income	**$ 83,304**	**$ 110,901**	**$ 161,229**	**$ 29,645**	**$ 385,079**
2001					
Gross income	$ 1,026,769	$ 683,872	$ 386,796	$ 298,734	$ 2,396,171
Expenses					
Administrative	47,531	51,944	6,110	12,409	117,994
Utilities	251,308	117,470	24,240	103	393,121
Repairs and maintenance	148,956	92,043	77,740	67,669	386,408
Property taxes	211,827	147,825	71,753	110,449	541,854
Mortgage interest	294,071	154,785	108,379	92,501	649,736
	953,693	564,067	288,222	283,131	2,089,113
Operating income	$ 73,076	$ 119,805	$ 98,574	$ 15,603	$ 307,058

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

3. Properties Held for Development and Resale

	2002	2001
Acquisition, construction and development costs relating to Sheldon Point, the 68 townhouse condominium units located in Burlington, Ontario.	**$ 2,065,319**	$ –
Acquisition and servicing costs related to land held for future development of residential lots located in Everett, Ontario.	**843,699**	362,315
Acquisition, construction and development costs relating to two of the sixty Silver Creek townhouse condominium units in Burlington, Ontario.	**290,000**	4,044,967
Acquisition cost of land held for future development of a 100 unit residential high rise located on Maple Avenue in Burlington, Ontario (see note 15).	**112,450**	112,450
	$ 3,311,468	$ 4,519,732

Legal title to certain properties are in the names of wholly-owned subsidiaries of the Company acting as bare trustees. During the year, $296,833 (2001 – $54,661) of interest has been capitalized in properties held for development and resale.

4. Non-Consolidated Investment in Ville de Longueuil Properties

The Company's subsidiary, Winzen Land Corporation Limited, and the Company's interest in Sonva Developments (Joint Venture) have been excluded from consolidation and accounted for by the equity method. These entities, whose sole asset is an investment in land located in Ville de Longueuil (formerly St. Hubert) Quebec, have been excluded from consolidation in order to provide a more informative presentation.

Pursuant to the provisions of Bill 90, which became effective November 9, 1978, the government of Quebec declared certain lands in the province which were previously zoned as residential be rezoned as agricultural. The Company has previously written down its value in this investment to its estimated net realizable value.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

5. Receivables and Other Assets

Receivables and other assets are comprised of the following components:

	2002	2001
Mortgages receivable	**$ 839,105**	$ 822,731
Due from officers	**360,000**	420,000
Accounts receivable	**156,659**	223,485
Deferred finance charges	**116,064**	173,601
Other assets	**175,105**	360,299
	$ 1,646,933	$ 2,000,116

The mortgages receivable in the amount of i) $787,906 (2001 – $795,031) secured by the Avenue Road property and ii) $23,499 and $27,700 (2001 – nil and $27,700) secured by two townhouse units located in Burlington, Ontario bear interest at 8.5%, 8% and 10% per annum and mature in June 2002, December 2003 and May 2002 respectively. The Avenue Road mortgage receivable was repaid in full subsequent to the year end (see note 15).

Amounts due from officers are non-interest bearing with no set terms of repayment.

6. Property Financing

	2002	2001
First mortgage bearing interest at 6.65% per annum, secured by 416 The Westway and maturing August 1, 2009.	**$ 4,357,806**	$ 4,440,579
First mortgage bearing interest at 6.4% per annum, secured by the 87 unit residential building located at 837 Queenston Road in Stoney Creek, Ontario and maturing September 1,2018.	**2,374,246**	2,424,680
First mortgage bearing interest at 8% per annum, secured by 144 Kennedy Road and maturing in June 8, 2004.	**1,591,828**	1,366,277
First mortgages bearing interest at 6.5% per annum, secured by certain condominium units located in Burlington, Ontario and maturing in February 2003.	**754,154**	918,110
Mortgage payable bearing interest at prime plus 2% per annum, requiring payments of interest only and maturing in June 2002. This mortgage is secured by a second charge on certain condominium units located in Burlington, Ontario and requires that it be paid down by $40,000 as each of these units is sold.	**680,000**	800,000
Subtotal	**9,758,034**	9,949,646

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

6. Property Financing - continued

	2002	2001
Subtotal carried forward	**9,758,034**	9,949,646
Vendor take back loan, non-interest bearing, unsecured and maturing in June 2001.	**-**	300,000
First mortgage bearing interest at 7.3% per annum, secured by a condominium unit located in Burlington, Ontario and maturing in June, 2002.	**90,146**	161,458
First mortgage bearing interest at 8.75% per annum, secured by the Avenue Road mortgage receivable, requiring payments of interest only and maturing in June, 2002 (see note 15).	**700,000**	700,000
First mortgage bearing interest at 8% per annum, secured by the King Street property and maturing in July 2002.	**307,205**	330,043
First mortgage bearing interest at 8% per annum, secured by the Algie Avenue property and maturing in November 2003.	**200,658**	206,896
Vendor take back mortgage on the Sheldon Point property, bearing interest at 7.0% per annum, requiring payments of interest only and maturing in May 2004.	**1,240,000**	–
	$ 12,296,043	$ 11,648,043

Certain of these loans and mortgages are additionally secured by a guarantee provided by certain shareholders and officers of the Company.

The following annual payments are required over the next five years in respect of these loans:

	Principal Payments	**Maturity Amounts**
2002	$ 201,817	$ 1,838,895
2003	178,089	866,561
2004	180,545	2,753,023
2005	163,919	–
2006	174,993	–
2007 and thereafter	1,432,833	4,528,206

The Company expects to renew all maturing debt under similar terms and conditions to those currently arranged.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

7. Construction Financing

		2002		2001
Bank construction loan (having a maximum of $6,510,000), bearing interest at prime plus 1% secured by a demand collateral first mortgage on the Silver Creek property, a general assignment of book debts, a general security agreement and an assignment of Builders All Risk Insurance covering the Silver Creek property.	**$**	**-**	$	2,283,238
Bank construction loan (having a maximum of $910,000), bearing interest at prime plus 1.25% secured by a demand collateral first mortgage on the Everett property and a demand collateral third mortgage on the Silver Creek property, a general assignment of book debts, a general security agreement and an assignment of Builders All Risk Insurance covering the Everett property.		**188,774**		141,992
	$	**188,774**	$	2,425,230

These loans and mortgages are additionally secured by a guarantee provided by a shareholder and officer of the Company.

8. Bank Indebtedness

		2002		2001
Bank operating line (having a maximum of $650,000) bearing interest at prime plus 1%, secured by a second mortgage on certain rental property, a general security agreement covering certain accounts receivable, a guarantee sand postponement of claim, a general security agreement and an assignment of Builders All Risk Insurance covering certain properties held by the Company.	**$**	**-**	$	532,000
Subtotal		**-**		532,000

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

8. Bank Indebtedness - continued

	2002	2001
Subtotal carried forward	-	532,000
Bank operating line (having a maximum of $250,000) bearing interest at prime plus 1%, secured by a demand collateral first mortgage on the Silver Creek property, a general assignment of book debts, a general security agreement and an assignment of Builders All Risk Insurance covering the Silver Creek property.	-	75,000
Bank overdrafts	-	122,591
	$ -	$ 729,591

These loans are additionally secured by a guarantee provided by a shareholder and officer of the Company.

9. Loans Payable

The Company has various loans payable that are due on demand and bear interest at rates ranging up to 7% per annum.

10. Share Capital

Issued share capital is as follows:

	Number of Common Shares	Value
Balance at March 31, 2000	**9,644,100**	$ 2,227,454
Shares issued during the year	-	-
Balance at March 31, 2001 and 2002	**9,644,100**	$ 2,227,454

Authorized share capital is as follows:

20,000,000	Common shares
10,000,000	Class A Preference shares, with $10 par value
10,000,000	Class B Preference shares, with $10 par value

11. Related Party Transactions

Included in general and administrative expenses is management compensation in the amount of $130,000 (2001 – nil) paid to a company controlled by officers of the Company.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

12. Income Taxes

The Company's effective income tax rate has been determined as follows:

		2002		2001
Income (loss) before income taxes	$	659,137	$	222,107
Combined basic Canadian Federal and Provincial income tax at 40.9% (2001 – 42.6%)	$	269,587	$	94,618
Increase (decrease) resulting from:				
Non-taxable portion of capital gain income		(41,168)		(104,988)
Non-taxable goodwill amortization		21,322		22,578
Large corporations tax		15,000		–
Other		2,405		3,692
	$	267,146	$	15,900

13. Contingencies

The Company and its subsidiaries are contingently liable under certain letters of guarantee aggregating $840,787 as at March 31, 2002 (2001 - $963,258).

Also, at March 31, 2002 there are approximately $160,204 (2001 - $33,895) of trust funds held in the Company's trust accounts for clients.

14. Financial Instruments

Credit Risk

The Company is exposed to credit risk on the accounts and mortgages receivable. In order to reduce its credit risk, the Company has adopted credit policies which include the regular review of outstanding accounts receivable. The Company also uses the property as security for its mortgages receivable. The Company does not have a significant exposure to any individual clients or customers.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its bank, construction and property financing (and to a lesser degree, with its mortgages receivable). The Company attempts to negotiate the best financing packages available at the time of renewal of these debts, which, in certain cases, results in terms of debt having a low interest rate with a short maturity date. Should interest rates increase significantly prior to the renewal date, the Company's operations would be negatively impacted by the increased payments required on these debts.

Notes to Consolidated Financial Statements

March 31, 2002 and 2001

14. Financial Instruments - continued

Fair Value

The carrying amount of accounts receivable, bank loans, accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items. The fair value of long-term debts is also fairly reflected by the book values because the majority of these debts have been recently refinanced and interest rates at which these debts could be currently refinanced are similar to those in place.

15. Subsequent Events

Subsequent to the year end:

i) the property located on Maple Avenue in Burlington, Ontario was sold for cash proceeds of $1,200,000;

ii) the Avenue Road mortgage receivable was repaid in full and the proceeds of the repayment was used in part to repay the $700,000 mortgage payable secured by the Avenue Road property; and

iii) the Company entered into an agreement of purchase and sale to acquire an 80 unit townhouse site located in Cambridge, Ontario, scheduled to close on July 31, 2002.

Winzen's Property Portfolio

	Name and Location	Year Built/ Acquired	Building Type	Number of Units
	**The Grande Regency** 1276 Maple Crossing Blvd. Burlington, ON	1991	Condominium Highrise	18
	**Sheldon Point by the Creek** Hobson Drive / Creek Way Burlington, ON	2002	Townhomes Under Construction	68
	**Silver Creek** 1751 Lampman Avenue Burlington, ON	2001	Townhouse Condominium	2
	**The Manors of Everett** Den Boer Road / Brian Cres. Everett, ON	1997	Detached Homes: Under Construction Serviced Lots	 5 32
	**The Westway** 416 The Westway Etobicoke, ON	1999	Multi-Unit Residential	102
	**Rolida Gardens** 837 Queenston Road Stoney Creek, ON	1988	Multi-Unit Residential	87
	**144 Kennedy Road South** Brampton, ON	1998	Commercial / Industrial Plaza	16
	**303 King Street West** Toronto, ON	1989	3-Storey Commercial Building	1
	**Winzen's Head Office** 30 Algie Avenue Toronto, ON	1997	3500 Sq.Ft. Commercial Building	1

Corporate Information

Directors

Victor Zenkovich
Chairman of Winzen International Inc.

Brian Zenkovich, C.A.
Chief Executive Officer and Secretary of Winzen International Inc.

Raymond Zenkovich *
Chief Operating Officer of Winzen International Inc.

Daniel Scanlan *
Chairman of the Board of Arbor Memorial Services Inc.

Robert Wong *
Vice Chairman of Leon Frazer & Associates Inc.

Glen Harder **
Barrister & Solicitor, Securities Counsel of Winzen International Inc.

* Member of Audit Committee
** Appointed on May 28, 2002

Officers

Victor Zenkovich
Chairman

Brian Zenkovich, C.A.
Chief Executive Officer

Raymond Zenkovich
Chief Operating Officer

Notice of the Annual General Meeting

The Annual Meeting of the Shareholders will be held at 10:00 a.m., Thursday, September 26, 2002 at: the Winzen International Inc. head office, 30 Algie Avenue Etobicoke, Ontario, M8Z 5J8 Canada

Solicitors and Registered Office

Glen Harder
Harder & Company, A Law Corporation
1800 - 999 West Hastings St.
Vancouver, BC V6C 2W2

Auditors

Moore Stephens Cooper Molyneux LLP
8th Floor, 701 Evans Avenue
Etobicoke, ON M9C 1A3

Registrar & Transfer Agent

Computershare Investor Services Inc.
Corporate Services Division
510 Burrard Street
Vancouver, BC V6C 3B9

Shares Listed

The TSX Venture Exchange (TSX)
Symbol: WZI

Authorized Capital

20,000,000 Common Shares
10,000,000 Class A Preference with $10 par value
10,000,000 Class B Preference with $50 par value

Issued Capital

9,644,100 Common Shares
(March 2002)

Head Office

Winzen International Inc.
30 Algie Avenue, Etobicoke, Ontario
Canada M8Z 5J8

Telephone: 416-253-5900
Facsimile: 416-253-1102
Email: winzen@winzen.on.ca
Website: www.winzen.on.ca



winzen

Winzen International Inc.

30 Algie Avenue, Etobicoke, Ontario

Canada M8Z 5J8

Telephone: 416-253-5900

Facsimile: 416-253-1102

Email: winzen@winzen.on.ca

Website: www.winzen.on.ca

winzen

30 Algie Avenue
Etobicoke, Ontario
M8Z 5J8

02 SEP -4 AM 10:5

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of Winzen International Inc. (the "*Company*") will be held at 30 Algie Avenue, Etobicoke, Ontario, on Thursday, September 26, 2002 at 10:00 a.m. (local time) for the following purposes:

1. To receive the Report of the Directors of the Company.

2. To receive the audited financial statements of the Company for the fiscal year ended March 31, 2002, together with the Report of the auditors thereon.

3. To appoint Moore Stephens Cooper Molyneux LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and to authorize the Directors to determine their remuneration.

4. To consider, and if thought fitting, to approve certain option matters.

5. To elect Directors for the Company for the ensuing year.

6. To consider, and if deemed advisable, pass a Special Resolution authorizing the name change of the Company to *"Winzen Properties Inc."*, or any other name duly approved by the directors and the regulatory authorities, and authorizing the consequent amendments to the Company's constating documents.

7. To consider, and if deemed advisable, pass one or more Special Resolutions authorizing the:

   (a) company make application to the Registrar of British Columbia for consent to the continuation;
   (b) company make application to the Corporations Directorate, Industry Canada for an instrument of continuation, continuing the Company under the laws of the *Canadian Business Corporations* Act;
   (c) approval and adoption, in substitution for the existing Memorandum and Articles o f the Company under the *Company Act* (British Columbia), Articles of Continuance and By-Law 1, effective upon the approval of the continuation.

8. To transact any other business which may properly come before the Meeting or any adjournment thereof.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the Information Circular which accompanied this Notice.

DATED at Etobicoke, Ontario this 12th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF WINZEN INTERNATIONAL INC.
"Victor Zenkovich"
Chairman

winzen

INFORMATION CIRCULAR FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF WINZEN INTERNATIONAL INC. TO BE HELD ON SEPTEMBER 26, 2002

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Winzen International Inc. (the "*Company*") for use at the Annual General Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting distributed with this Information Circular. The cost of this solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A shareholder unable to attend the Meeting may appoint a proxyholder to vote his shares at the Meeting by completing the form of proxy provided with this Information Circular. The persons named as proxyholder on the accompanying proxy have been provided by management for selection by the shareholder. A shareholder desiring to appoint some other person may do so by inserting the name in the space provided. If no choice of proxyholder is made then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named is not able to attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited at **Computershare Trust Company of Canada**, 510 Burrard Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours, excluding Saturdays and holidays, before the time of the Meeting.

REVOCATION OF PROXY

A proxy may be revoked either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder in the enclosed form of proxy will vote the shares in respect of which they are so appointed in accordance with the direction of the shareholder appointing them.

In the absence of any such direction such shares will be voted in favour of the matters described on the proxy.

The enclosed form of proxy may confer discretionary authority upon the proxyholder with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting unless otherwise marked by the shareholder as provided in the form of proxy. At the time of printing this Information Circular, management of the Company knows of no such amendments, variations, or other matters which are to be presented for action at the Meeting, other than the matters referred to in the Notice of Meeting.

Matters which may properly come before the Meeting shall be any matter not effecting a change in the Articles or Memorandum of the Company or not disposing of all or substantially all of the assets of the Company.

RECORD DATE

Those registered members entitled to vote at the Meeting will be determined by the record of such holders at the close of business on August 12, 2002.

PRINCIPAL HOLDERS OF SHARES AND VOTING RIGHTS

The Company is authorized to issue 40,000,000 shares (divided into: i) 20,000,000 common shares without par value; ii) 10,000,000 Class "A" Preference shares with a par value of $10 each; and iii) 10,000,000 Class "B" Preference shares with a par value of $50 each). As at the record date of August 12, 2002, 9,644,100 common shares were issued and outstanding. The Company has no other class of voting securities.

Holders of record of the outstanding shares in the capital of the Company on the record date will on a poll or ballot be entitled to one vote per share provided they are present in person or by proxy.

To the knowledge of management of the Company, the only person who beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company:

Member	Number of Shares	Percentage of Issued
Victor Zenkovich	5,262,000	54.6%

SHARE HOLDINGS OF PERSONS SOLICITING PROXIES

The Board of Directors and Officers of the Company are soliciting proxies by issuance of the within Information Circular. Those persons, their present offices, and their shares beneficially owned in the Company, directly or indirectly, are as follows:

Name	Office	Share Position
Victor Zenkovich	Chairman/President/Director	5,262,000
Brian Zenkovich	Chief Executive Officer/Secretary/Director	682,396
Raymond Zenkovich	Chief Operating Officer/Director	696,396
Daniel Scanlan	Director	133,000
Robert Wong	Director	Nil
Glen D. Harder	Director	Nil

ADVANCE NOTICE OF MEETING

An advance Notice of the Meeting was published in the Vancouver Province newspaper on August 10, 2002.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended March 31, 2002, will be placed before the Meeting for consideration by the shareholders of the Company.

APPOINTMENT OF AUDITORS

Management of the Company will recommend the re-appointment of Moore Stephens Cooper Molyneux, LLP, Chartered Accountants, as Auditors for the Company, and that the Directors of the Company be authorized to fix their remuneration.

REMUNERATION OF MANAGEMENT AND OTHERS

FORM 41
B.C. SECURITIES ACT AND REGULATIONS
Executive Officers of the Company and its Subsidiaries

SUMMARY COMPENSATION TABLE

The following table sets out the compensation received by each of the Named Executive Officers for each of the Company's three most recently completed financial years. "Named Executive Officers" means the CEO and each of the Company's four most highly compensated executive officers (other than the CEO) who were serving as executive officers during the given fiscal year. Information is not provided for persons whose aggregate remuneration is less than $100,000.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Occupation	Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation(2) ($)	Securities Under Options/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Brian Zenkovich CEO	Mar. 31/02	$132,000(1)	$40,000(1)	Nil	Nil	Nil	Nil	Nil
	Mar. 31/01	$78,000	$30,000	Nil	Nil	Nil	Nil	Nil
	Mar. 31/00	$75,000	Nil	Nil	Nil	Nil	Nil	Nil
Raymond Zenkovich COO	Mar. 31/02	$132,000(1)	$40,000(1)	Nil	Nil	Nil	Nil	Nil
	Mar. 31/01	$78,000	$30,000	Nil	Nil	Nil	Nil	Nil
	Mar. 31/00	$75,000	Nil	Nil	Nil	Nil	Nil	Nil
Victor Zenkovich Chairman	Mar. 31/02	$102,000(1)	$35,000(1)	Nil	Nil	Nil	Nil	Nil
	Mar. 31/01	$88,000	Nil	Nil	Nil	Nil	Nil	Nil
	Mar. 31/00	$85,000	Nil	Nil	Nil	Nil	Nil	Nil

(1) During the fiscal year ended March 31, 2002, Salary and Bonus were paid to the Named Executive Officers, directly and indirectly, through Winzen International Inc. and a private services company, Veraz Enterprises Inc.

(2) The value of other perquisites and personal benefits received by each Named Executive Officer was less than $50,000 and 10% of the total of his or her annual salary and bonus.

LONG TERM INCENTIVE PLANS-AWARDS IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out Long-Term Incentive Plan ("LTIP") awards made to Named Executive Officers during the most recently completed financial year.

Name	Securities Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities - Price-Based Plans		
			Threshold ($ or #)	Target ($ or #)	Maximum ($ or #)
Brian Zenkovich, CEO	N/A	N/A	N/A	N/A	N/A
Raymond Zenkovich, COO	N/A	N/A	N/A	N/A	N/A
Victor Zenkovich, Chairman	N/A	N/A	N/A	N/A	N/A

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

The following table sets out the individual grants of options to purchase or acquire securities of the Company (or any of its subsidiaries) and freestanding stock appreciation rights ("SARs") made during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Brian Zenkovich, CEO	N/A	N/A	N/A	N/A	N/A
Raymond Zenkovich, COO	N/A	N/A	N/A	N/A	N/A
Victor Zenkovich, Chairman	N/A	N/A	N/A	N/A	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets out information regarding the exercise of options (or tandem SARs) and freestanding SARs during the most recently completed financial year by each of the Named Executive Officers and the financial year-end value of unexercised options and SARs, on an aggregated basis.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) (Exercisable/Unexercisable)	Value of Unexercised in the Money Options/SARs at FY-End ($) (Exercisable/Unexercisable)
Brian Zenkovich, CEO	NONE	N/A	N/A	N/A
Raymond Zenkovich, COO	NONE	N/A	N/A	N/A
Victor Zenkovich, Chairman	NONE	N/A	N/A	N/A

Employment Contracts

The Company does not have any employment contracts with the executives or insiders of the Company and there have been no terminations of employment or changes in responsibilities with Named Executive Officers during the last fiscal year.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

The outside directors of the Company received a fee of $500 in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company pursuant to the rules and regulations of the TSX Venture Exchange.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At the fiscal year ending March 31, 2002, there was a loan outstanding to the directors and senior officers of $360,000 pursuant to an employee stock purchase plan which was established by a resolution of the directors on May 7th, 1987. The loans are unsecured, non interest bearing and have no fixed repayment terms. The resolution pertaining to the employee stock purchase plan provided that the Company may lend to its employees the money required for any subscription on such terms and conditions as the directors may determine.

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS & SENEIOR OFFICERS

Name & Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during fiscal year ending March 31, 2002	Amount Outstanding as at August 12, 2002	Financially Assisted Securities Purchased During fiscal year ending March 31, 2002
Raymond Zenkovich, COO	Lender	$60,000	$60,000	Nil
Victor Zenkovich, Chairman	Lender	$240,000	$240,000	Nil
Brian Zenkovich, CEO	Lender	$60,000	$60,000	Nil

STOCK OPTION MATTERS

At the Meeting, shareholders will be asked to consider, and if thought fitting, to approve the terms of any price amendment of incentive stock options to insiders of the Company during the ensuing year as may be determined by the Directors of the Company and as are acceptable to the regulatory authorities.

The following table sets forth the status of outstanding incentive stock options granted by the Company and outstanding at August 12, 2002:

Stock Options Outstanding

Group	Number of Options	Date of Grant	Date of Expiry	Exercise Price per Share
Directors & Officers	Nil	N/A	N/A	N/A
Group	**Number of Options**	**Date of Grant**	**Date of Expiry**	**Exercise Price per Share**
Officers Only	Nil	N/A	N/A	N/A
Group	**Number of Options**	**Date of Grant**	**Date of Expiry**	**Exercise Price per Share**
Directors Only	Nil	N/A	N/A	N/A
Group	**Number of Options**	**Date of Grant**	**Date of Expiry**	**Exercise Price per Share**
Employees & Consultants	Nil	N/A	N/A	N/A

Notes to Option Table:

(1) The "Date of Grant" is generally the date of grant of the options by the Company, subject only to the approval of the TSX Venture Exchange. In accordance with prevailing regulatory policy, the "Exercise Price per Share" may be no less than "Discounted Market Price on the Date of Grant". The "Discounted Market Price on the Date of Grant" generally equals the last closing price prior to the announcement of the option grant, less certain permissible discounts.

TSX Policy 4.4 provides that a listed company must obtain "disinterested shareholder approval" (determined in accordance with TSX Policy 4.4) to:

(i) decrease the exercise price of stock options previously granted to insiders;

(ii) reserve for issuance under stock options granted to insiders, shares exceeding 10% of the number of outstanding listed shares;

(iii) issue to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(iv) issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the outstanding listed shares within a one-year period.

Accordingly, members will be asked to pass a resolution authorizing the above specific option matters. **The passing of a resolution authorizing the above matters does not necessarily mean that the Company's board of directors will exercise the authority granted.**

The board of directors recommends that the members of the Company approve this resolution.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders or until their successors in office are duly elected or appointed. The term of office of each member of the Board of Directors expires at the Annual General Meeting. Management of the Company will nominate the persons listed below for election as Directors of the Company. THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE

UNABLE TO SERVE AS A DIRECTOR. IN ADDITION TO THE SLATE OF NOMINEES HEREIN LISTED SHAREHOLDERS PRESENT AT THE MEETING SHALL BE ENTITLED TO NOMINATE AND VOTE FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS A DIRECTOR. THE COMPANY HAS NOT RECEIVED NOTICE OF AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEES ADDITIONAL TO THOSE NAMED.

The following persons will be nominated by management for election as Directors at the Annual Meeting.

NAME , PRESENT POSITION WITH COMPANY & MUNICIPALITY OF RESIDENCE	PRINCIPAL OCCUPATION	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, CONTROLLED OR DIRECTED
Victor Zenkovich(1) Chairman and Director Islington, ON	Chairman and Director of Winzen Corporation Limited	December 1, 1986	5,262,000
Brian Zenkovich CEO, Secretary and Director Etobicoke, ON	CEO, Secretary and Director of Winzen Corporation Limited	December 1, 1986	682,396
Raymond Zenkovich(1) COO and Director Toronto, ON	COO and Director of Winzen Corporation Limited	May 7, 1987	696,396
Daniel Scanlan Director Etobicoke, ON	Chairman of the Board of Directors of Arbour Memorial Services Inc.	May 7, 1987	133,000
Robert Wong Director Toronto, ON	Vice Chairman of Leon Frazer & Associates Inc.	January 29, 1991	Nil
Glen D. Harder (2) Director Vancouver, BC	Corporate Lawyer, Principal of Harder & Company, Barristers & Solicitors	May 29, 2002	Nil

Note:

(1) The Company has an Audit Committee the members of which are Daniel Scanlon, Robert Wong and Raymond Zenkovich.

(2) Mr. Harder was appointed to the Board subsequent to the last annual general meeting. For the past sixteen years Mr. Harder has practiced corporate law in Vancouver, British Columbia and has specialized in public company matters. Mr. Harder is the principal of a law firm located in Vancouver.

All of those nominees who are presently Directors will have their term of office as Directors expire as of the date of the Meeting. All of the Directors who are elected will have their term of office expire at the next Annual General Meeting of the Company.

All of the nominees are ordinarily resident in Canada.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed elsewhere herein, no insider of the Company, or any affiliate of such insider, has any interest in any material transaction involving the Company, or has had any interest in such a transaction, since the beginning of the Company's most recently completed fiscal year, or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiary.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Change of Company Name

Management wishes to receive the authorization of the shareholders to change the Company's name to "Winzen Properties Inc.", or such other name as duly approved by the directors and the regulatory authorities and alter paragraph 1 of its Memorandum accordingly. Under the *Company Act* (British Columbia), a change of name of a company requires the approval of the shareholders by way of Special Resolution.

The name change is being proposed by management primarily since the name suggested is presently more reflective of the Company's business.

2. Continuation Pursuant to the Canada Business Corporations Act

Management also wishes to receive the authorization of the shareholders to continue the Company under the Canada Business Corporations Act (the "CBCA").

The Company was incorporated under the Company Act (British Columbia) (the "Company Act") on June 4, 1981 as "York Petroleum Inc." On December 1, 1986 the name of the Company was changed to "Winzen International Inc." coincident with the completion of a reverse-takeover and change of business. Since such time the Company has been governed by the Company Act, notwithstanding its principal business of property development is conducted in Ontario and its mind and management is located at its head office in Etobicoke, Ontario. The primary disadvantage of the present corporate structure is the requirement that British Columbia companies maintain a minimum of one British Columbia resident director. Given the Company's lack of immediate connections to British Columbia, this is a difficult matter for the Company to comply with and, in order to satisfy the requirement, its corporate solicitor in Vancouver is temporarily filling the role of resident British Columbia director. Under the CBCA, there is no such requirement.

In addition, since the formation of the Company the Vancouver Stock Exchange (as it was known on December 1, 1986) has become the TSX Venture Exchange with regional offices across Canada. Apart from its reporting status in British Columbia, the Company has few remaining connections to British Columbia.

As part of the continuation the Company intends to adopt, in substitution for the existing memorandum and articles of the Company, articles of continuance and by-laws, which are consistent with the provisions of the CBCA. The forms of articles of continuance and by-laws proposed to be approved and adopted at the Meeting are attached to this Information Circular as Schedules 1 and 2 respectively.

The important features of the CBCA are set forth below. For a comprehensive comparison, shareholders are advised to consult their own legal advisors as well as reference the full text of the CBCA and Company Act. They may be viewed on-line at http://www.gov.bc.ca/ (Company Act) and http://canada.justice.gc.ca/en/index.html (CBCA).

Canadian Residency Requirements of Directors

Under the Company Act, the majority of directors of a corporation must be ordinarily resident in Canada with at least one ordinarily resident in the Province of British Columbia. As noted above, this is one of the primary reasons that the Company is seeking the continuation under the CBCA. For a CBCA corporation 25% of the directors must merely be Canadian residents. There is no Canadian residency requirement for committees of the board. Some types of businesses, such as book publishing, film and video distribution, airlines, and telecommunications have a majority Canadian residency requirement for directors.

Meetings of Shareholders

Under the Company Act every general meeting of a company incorporated under the Company Act must be held in the Province of British Columbia unless, prior to such meeting, the Registrar of Companies for British Columbia has given consent to the meeting being held outside of the Province of British Columbia. Meetings of the Company under the CBCA will be permitted at any place in Canada. Under the Company Act meetings must be held a minimum of every thirteen months while under the CBCA meetings of shareholders must be held every fifteen months.

Corporate Finance

Provisions prohibiting financial assistance to related parties (shareholders, directors, officers, employees, subsidiaries and others) do not exist in the CBCA. This allows a variety of financial assistance transactions to proceed involving the granting of loans, guarantees or other financial assistance to related parties which might otherwise be prohibited. Directors approving financial assistance transactions are subject to statutory and common law fiduciary duties to act in the best interests of the corporation and may be held financially liable for failure to do so.

Subsidiaries Acquiring Shares of Parents

A non-resident subsidiary of a CBCA corporation may purchase shares in its parent subject to specific conditions.

Corporate Records Flexibility

The registered office location identified in the articles of continuance of a CBCA corporation does not have to be in a specific place. The articles of a CBCA corporation are only required to identify the province or territory in Canada in which the registered office of the business is located. For example, the location of the registered office can be specified as Ontario rather than Etobicoke. This allows the Company to change its registered office within the province without having to amend its articles. In addition, a solicitor or any other person acting on behalf of the corporation, may now sign corporate forms (other than charter documents of a corporation) required to be submitted to Industry Canada, provided that the signatory has knowledge of the corporation and is authorized to do so by the directors.

Directors' Liability and Indemnification

A CBCA corporation may indemnify its directors and officers for the cost of investigative proceedings incurred by the individual due to his or her association with the corporation, such as securities commission investigations. In addition, the corporation may advance money directly to directors and officers for the charges and expenses of civil, criminal, and administrative proceedings. In addition to the existing directors' defense of "good faith reliance" on professionals such as accountants and engineers under the CBCA, directors have a "due diligence" defense from liability. Under the "due diligence" defense, the CBCA codifies the common law and directors will not be liable if they exercise the degree of care, diligence, and skill that a reasonably prudent person would have exercised in comparable circumstances.

Harmonization with Securities Regulations

A number of recent amendments to the CBCA have harmonized the CBCA with provincial securities laws and regulations. Provisions relating to insider reporting and takeover bids are now absent from the CBCA since these subjects are covered by applicable provincial securities legislation. In addition, going-private transactions and squeeze-out transactions are permitted.

Different Definition of Special Resolution Under CBCA

Under the Company Act a "special resolution" means a resolution passed by a majority of not less than 75% of the votes cast by those shareholders of a company, who, being entitled to do so, vote in person or by proxy at a general meeting of the company where not less than 21 days notice of the general meeting has been given. Under the CBCA the special resolution threshold is two-thirds (66.67%). Special resolution shareholder authorization is required for most fundamental corporate changes. Such matters include most amendments to the constating documents (i.e. the memorandum and articles under the Company Act – articles of continuance and by-laws under the CBCA). Amendments to constating documents may include changes of name, changes to outstanding share capital (including subdivisions, consolidations, reclassifications) and corporate migrations to different jurisdictions, such as the proposed continuation of the Company under the CBCA.. Special resolution approval may also be required for large share issuances and other types of major corporate transactions such as amalgamations.

Upon the acceptance of articles of continuance and the issuance of a Certificate of Continuance by the Corporate Directorate, Industry Canada, the existing Memorandum and Articles of the Company (the Company's constating documents under the Company Act will be replaced by Articles of Continuance (in the form attached hereto as Schedule 1) and By-Law 1 (in the form attached hereto as Schedule 2). The existing Memorandum and Articles of the Company are available for inspection by any interested shareholder up to and including the date of the meeting by contacting Harder & Company, Barristers & Solicitors, 1800-999 West Hastings Street, Vancouver, British Columbia V6C 2W2 (ph 604-682-4466 fax 604-682-4467 e-mail: coleen@har-law.com) and a copy of the same will be provided upon request.

Special Resolutions for Approval

Accordingly, at the Meeting shareholders will be asked to consider and, if thought fit, to pass with or without amendment the following Special Resolutions:

(a) that the name of the Company be changed from "Winzen International Inc." to "Winzen Properties Inc." or such other name as may be approved by the Board of Directors and acceptable to the regulatory authorities with jurisdiction, such change to be made as and when determined by the Board of Directors;

(b) the Company apply to the British Columbia Registrar of Companies for his authorization to permit such continuation in accordance with s. 37 of the British Columbia *Company Act;*

(c) under s. 37 of the British Columbia *Company Act,* the directors of the Company are authorized to apply under s. 187 of the *Canada Business Corporations Act* to the Director under the *Canada Business Corporations Act* for a certificate of continuance under that Act;

(d) effective upon the granting of the Certificate of Continuance, the Memorandum and the Articles of the Company be cancelled and immediately replaced by Articles of Continuance (in substantially the form attached hereto as Schedule 1) and By-Law 1 (in substantially the form attached hereto as Schedule 2);

(e) any one of the directors or officers of the Company is authorized and directed to do, sign and execute the Articles of Continuance and all other things, instruments, deeds and documents necessary or desirable to carry out the foregoing;

(f) The Board of Directors of the Company are authorized, in their discretion, by resolution, to abandon the application for continuation of the Company under the Act without further approval, ratification or confirmation by the members of the Company.

Right of Dissent

Pursuant to section 37(4) of the Company Act, a shareholder of the Company may give notice until two (2) days prior to the Meeting that he or she dissents to the proposed continuation, in which case section 207 of the Company Act applies. Each holder of shares of the Company who might desire to exercise the dissenters' rights in respect of the special resolution to approve the continuation of the Company under the CBCA should carefully consider and comply with the provisions of section 207 of the Act, and consult his or her legal advisor.

A holder of the Company's shares is not entitled to dissent with respect to his shares if he votes any of those shares in favour of the special resolution authorizing the continuation. A brief summary of the provisions of section 207 of the Company Act is set out below.

Section 207 of the Company Act provides that the dissenting shareholder has until two days before the Meeting to send to the Company, a written notice of dissent to the special resolution to approve the continuation. After the special resolution is approved by the shareholders and if the Company notifies the dissenting shareholder of its intention to act upon the special resolution, the dissenting shareholder is then required within 14 days after the Company gives such notice, to send to the Company a written notice that he requires it to purchase all of the shares in respect of which he has given notice of dissent, together with the share certificate or certificates representing those shares, whereupon the dissenting shareholder is bound to sell and the Company is bound to purchase those shares.

A dissenting shareholder who has complied with the aforementioned section 207 or the Company may apply to the Court for an order requiring his shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the Company's shares held by him as of the day before the Meeting or such later date on which the special resolution to authorize the continuation is passed.

All notices to the Company pursuant to section 207 of the Company Act should be addressed to Harder & Company, Barristers & Solicitors, 1800-999 West Hastings Street, Vancouver, B.C., V6C 2W2.

The foregoing summary does not purport to provide a comprehensive statement of the procedure to be followed by a dissenting shareholder who seeks payment of the fair value of his shares of the Company. Section 207 of the Company Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights. Accordingly, each holder of the Company's shares who might desire to exercise the dissenters' rights in respect of the special resolution to approve the continuation should carefully consider and comply with the provisions of section 207 of the Company Act and consult his legal adviser.

Management does not anticipate a material number of dissent notices. The directors will however, be entitled to abandon the continuation of the Company without further approval of the shareholders, and may exercise that right should numerous dissent notices be received.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

DATED at Etobicoke, Ontario, this 12th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS
OF WINZEN INTERNATIONAL INC.

"VICTOR ZENKOVICH"
Chairman

Schedule 1

Industry Canada Industrie Canada FORM 11 FORMULE 11
ARTICLES OF CONTINUANCE CLAUSES DE PROROGATION
Canada Business Loi canadienne sur les (SECTION 187) (ARTICLE
187)
Corporations Act societes par actions

---

1 – Name of the Corporation | Denominatino sociale de la societe

WINZEN PROPERTIES INC.

---

2 – The province or territory in Canada where the registered records office is to be situated | La province ou le territoire au Canada ou se situera le siege social

ONTARIO

---

3 – The classes and the maximum number of shares that the corporation is authorized to have | Categories et le nombre maximal d'actions que la societe est autorisee a emettre

20,000,000 COMMON SHARES, 10,000,000 CLASS A SHARES AND 10,000,000 CLASS B SHARES WITH THE RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS SET OUT ON SCHEDULE ''A' ATTACHED.

---

4 – Restrictions, if any, on share transfers | Restrictions sur le transfert des actions, s'ily a lieu

NONE

---

5 – Number (or minimum and maximum number of directors | Nombre (ou nombre minimal et maximal) d'administrateurs

MINIMUM OF 3, MAXIMUM OF 10

---

6 – Restrictions, if any, on business the corporation may carry on | Limites imposes a l'activite commerciale de la societe, s'ily a lieu

NONE

---

7 – (1) If change of name effected, previous name | (1) S'ilyu a changement de denomination sociale, indiquer la denomination sociale anterieure

Winzen International Inc. (BC Company) prior to which it was York Petroleum Inc.

(2) Details of incorporation | (2) Details de la constitution

York Petroleum Inc. was incorporated in the province of British Columbia on June 4, 1981 under incorporation number 236360; on December 1, 1986 it changed its name to Winzen International Inc.

---

8 – Other provisions, if any | Austres dispositions, s'il y a lieu

SCHEDULE ''B' ATTACHED

Date	Signature	7 – Capacity of – En qualite de
For Departmental Use Only A l'usage du ministere seulement Corporation No. N° de la societe ▶		**Canada**

Schedule "A" to Articles of Continuance – Share Rights

1. The holders of common shares are entitled:

   a. to vote at all meetings of shareholders except meeting at which only holders of specified class of shares are entitled to vote;
   b. to receive the remaining property of the Corporation upon dissolution; and
   c. subject to the rights and privileges attaching to the Class A and Class B shares, to receive dividends as and when declared by the board of directors of the Corporation.

2.1 The holders of Class A and Class B shares of the Corporation shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

   a. The directors may issue Class A shares in one or more series;
   b. The directors may alter by resolution the Articles of the Company to fix the number of shares in, and to determine the designation of the shares of, each series of Class A shares, by resolution;
   c. The directors may alter by resolution the Articles of the Company to create, define and attach special rights and restrictions to the shares of each series of Class A shares, subject to the special rights and restrictions attached to the Class A shares by this Schedule;
   d. Where the Class A shares or one or more series of the Class A shares are entitled to cumulative dividends, and where cumulative dividends in respect of the Class A shares or a series of Class A shares are not paid in full, the Class A shares and all series of Class A shares entitled to cumulative dividends shall participate rateably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full;
   e. Where amounts payable on a winding-up, or on the occurrence of any other event as a result of which the holders of the shares of the Class A shares and all series of Class A shares are then entitled to return of capital, are not paid in full, the Class A shares and all series of Class A shares shall participate rateably in a return of capital in respect of Class A shares in accordance with the amounts that would be payable on the return or capital if all amounts so payable were paid in full;
   f. No special rights or restrictions attached to a series of Class A shares shall confer on the series priority over another series of Class A shares then outstanding respecting:
      (i) dividends, or
      (ii) a return of capital:
         (A) on winding-up, or
         (B) on the occurrence of another event that would result in the holders of all series of Class A shares being entitled to a return of capital;
   g. A directors' resolution pursuant to paragraphs (a), (b) or (c) may only be passed prior to the issue of shares of the series to which the resolution relates, and after the issue of shares of that series, the number of shares in, the designation of and the special rights and restrictions attached to, that series may be added to, altered, varied or abrogated only pursuant to the provisions of the Canada Business Corporations Act;
   h. Except as expressly provided in the special rights, or restrictions which the directors may create, define or attach to any series of Class A shares, Class A

shares, and any series of Class A shares shall not confer on the holders thereof any right to notice of or to be present or to vote, either in person or by proxy, at any general meeting other than a separate meeting of the holders of the Class A shares, or of the holders of shares of a series of the Class A shares, as the case may be;

i. All of the provisions of this section with respect to the Class A shares shall apply, mutates mutandis, to the Class B shares, as if set out here in full;

j. Except as expressly provided in the special rights or restrictions which the directors may create, define or attach to any series of Class A shares or Class B shares, the directors may declare dividends with respect to the common shares only or with respect to any series of Class A shares only or with respect to any series of Class B shares only or with respect to any combination of two or more such classes or series of classes only.

2.2 Except as hereinafter provided, in the event of the liquidation, dissolution or winding-up of the Corporation or any distribution of its assets for the purpose of winding-up its affairs, after the payment of dividends declared but unpaid, the holders of the Class A shares and the Class B shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide, and in the absence of any express provision with respect thereto the amount of capital paid up in respect thereof per share for each Class A shares and each Class B shares held by them, out of the assets of the Corporation in preference to and with priority over any payment or distribution of any capital asset or monies among the holders of any common shares of the Corporation. The foregoing provisions of this section shall apply to all Class A shares and Class B shares, except as expressly provided in the special rights and restrictions which the directors may create, define or attach to any series of Class A shares or Class B shares.

3. The holders of Class A shares and Class B shares shall not be entitled to vote at meetings of the shareholders except as otherwise specifically provided for by the terms of the *Canada Business Corporations Act*.

Schedule "B" to Articles of Continuance

The directors may appoint one or more directors, who shall hold office for a term expiring not later than the close of the next annual general meeting of shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual general meeting of shareholders.

Schedule 2

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of
Winzen Properties Inc.
(hereinafter referred to as the "Corporation")

DIRECTORS

1. **Calling of and notice of meetings**: Meetings of the board shall be held at such place and time and on such day as the President, Vice President or Secretary or any two directors may determine. Notice of meetings of the board shall be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board is elected.

2. **Votes to govern**: At all meetings of the board, every question shall be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting shall be entitled to a second or casting vote.

3. **Interest of directors and officers generally in contracts**: No director or officer shall be disqualified by his/her office from contracting with the Corporation nor shall any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor shall any director or officer so contracting or being so interested by liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established, provided that the director or officer shall have complied with the provisions of the *Canada Business Corporations Act.*

SHAREHOLDERS' MEETINGS

4. **Location and quorum**: Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is located or, if the Board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada. At any meeting of shareholders, a quorum shall be:

(a) two members or proxyholders representing two members; or

(b) one member and a proxyholder representing another member personally present at the commencement of the meeting;

and holding or representing by proxy not less than one-twentieth of the issued shares of a class of shares the holders of which are entitled to attend and to vote at such meeting.

5. **Indemnification of directors and officers**: The Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his/heirs and legal representatives to the extent permitted by the *Canada Business Corporations Act.*

6. **Indemnity of others**: Except as otherwise required by the *Canada Business Corporations Act* and subject to paragraph 5, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed activity, suit or proceeding, whether civil, criminal, administrative or investigative (other than an activity by or in the right of the Corporation) by reason of the fact that he is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, agent of or participant in another body corporate, partnership, joint venture, trust or other enterprise, against expenses (including legal fees), judgments, fines and any amount actually reasonably incurred by him/her in connection with such activity, suit or proceeding if he/she acted honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative activity or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his/her conduct was lawful. The termination of any activity, suit or proceeding by judgment, order, settlement or conviction shall not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal or administrative activity or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his/her conduct was lawful.

7. **Right of indemnity not exclusive:** The provisions for indemnification contained in the by-laws of the Corporation shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to activity in his/her official capacity and capacity and as to activity in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

8. **No liability of directors or officers for certain matters**: To the extent permitted by law, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or at for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person, firm or body corporate with whom

or which any moneys, securities or other assets belonging to the Corporation shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever that may happen in the execution of the duties of his/her respective office or trust or in relation thereto unless the same shall happen by or though his/her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonable prudent person would exercise in comparable circumstances. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate that is employed by or performs services for the Corporation, the fact of his/her being a director or officer of the Corporation shall not disentitle such director or officer of such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

9. **Banking arrangements**: The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time by resolution and all such banking business, or any part thereof, shall be transacted on the Corporation's behalf by such one or more officers and/or other persons as the board may designate, direct or authorize from time to time by resolution and to the extent therein provided.

10. **Execution of instruments**: Contracts, documents or instruments in writing requiring execution by the Corporation shall be signed by any one or combination of officers or directors, and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to sign and deliver either manually or by facsimile signature and deliver specific contracts, documents or instruments in writing. The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, charges, conveyances, power of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares and other securities and all paper writings.

MISCELLANEOUS

11. **Invalidity of any provisions of this by-law**: The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

12. **Ommissions and errors**: The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting the substance thereof shall not invalidate any activity taken at any meeting held pursuant to such notice or otherwise founded thereon.

INTERPRETATION

13. **Interpretation**: In this by-law and all other by-laws of the Corporation, words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall included the feminine and neuter genders; words importing persons shall include an individual, partnership, association, body corporate, executor, administrator or legal representative and any number or aggregate of persons; "articles" include the original or restated articles of incorporation, articles of amendment, articles of continuance, articles of reorganization, articles of arrangement and articles of revival; "board" shall mean the board of directors of the Corporation; "*Canada Business Corporations Act*" shall mean *Canada Business Corporations Act*, R.S.C. 1985, c. C-44 as amended from time to time or any Act that may hereafter be substituted therefore; and "meeting of shareholders" shall mean and include an annual general meeting of shareholders and a special meeting of shareholders.

REPEAL

14. **Repeal**: The Articles of the Corporation are repealed as of the coming into force of this by-law, provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed by the directors under the provisions of this by-law or the *Canada Business Corporations Act* until their successors are appointed.

Dated: __________, 2002

____
President

____
Secretary

Proxy

GENERAL MEETING OF SHAREHOLDERS OF

WINZEN INTERNATIONAL INC.

TO BE HELD AT 30 Algie Avenue, Etobicoke, Ontario, M8Z 5J8

ON Thursday, September 26, 2002 **AT** 10:00 **AM** (local time)

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Victor Zenkovich, a Director of the Company, or failing this person, Brian Zenkovich, a Director of the Company, or in the place of the foregoing, ______________________ *(print the name)*, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. Appointment of Moore Stephens Cooper Molyneus LLP as auditors of the Company authorizing to fix remuneration		N/A	
2. To ratify the Acts of Directors			N/A
3. To authorize option matters as noted in the Information Circular			N/A
4. To elect as Director, Victor Zenkovich		N/A	
To elect as Director, Brian Zenkovich		N/A	
To elect as Director, Raymond Zenkovich		N/A	
To elect as Director, Daniel Scanlan		N/A	
To elect as Director, Robert Wong		N/A	
To elect as Director, Glen D. Harder		N/A	
5. To approve a Special Resolution authorizing to change the name of the Company			N/A
6. To approve by Special Resolution the Continuance matters			N/A
7. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A	

THIS PROXY MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder***, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Computershare Trust Company of Canada is 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, and its fax number is (604) 683-3694.

SUPPLEMENTAL MAILING LIST RETURN CARD

TO: Registered & Non-Registered Shareholders of
WINZEN INTERNATIONAL INC. (the "Issuer")

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to COMPUTERSHARE TRUST COMPANY OF CANADA, Stock Transfer Department, 510 Burrard Street, Vancouver, BC, V6C 3B9.

In anticipation of the ability to use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with your email access.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the company shown below, and request that my name be placed on the company's Supplemental Mailing List in respect of its quarterly financial statements.

Company: WINZEN INTERNATIONAL INC.

DATE: ____________________________ ____________________________
Signature

Email: _____ Mail: _____
Preferred Method of Communication

____
Name - Please print

____
Address

Email address: ________________________ ____________________________